T CAPITAL FUNDING, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Member's equity, January 1, 2016	$	897,456
Member distributions		(920,000)
Net income		1,626,440
Member's equity, December 31, 2016	$	1,603,896

See accompanying notes.